UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 3)*

KEITHLEY INSTRUMENTS, INC.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

487584104
-----------------------
(Cusip Number)

December 31, 2009
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)Babson Capital Management LLC
[X]  Rule 13d-1    (c)Cobbs Wharf Master Fund, L.P.
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

	[Continued on the following page(s)]
		Page 1 of 8 Pages







CUSIP No  487584104		   Page 2 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						534,200
	Number of	         	-----------------------------
	shares	           	6.	Shared Voting Power
	beneficially
	owned by				 0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                        534,200
					-----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		 		534,200
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       			3.39%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA



CUSIP No  487584104		   Page 3 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Cobbs Wharf Master Fund, L.P.
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						0
	Number of	         	-----------------------------
	shares	           	6.	Shared Voting Power
	beneficially
	owned by				0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                        0
					-----------------------------
8.	Shared Dispositive Power
		0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		0
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	        0%
      ----------------------------------------------------------------
12.	Type of Reporting person
	PN



CUSIP No  487584104		   Page 4 of 8 Pages
----------------------------------------------------------------


SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

KEITHLEY INSTRUMENTS INC.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	28775 Aurora Road
	Solon, Ohio  44139

ITEM 2(A):  NAME OF PERSON FILING:

(i)   Babson Capital Management LLC (Babson) as investment adviser.
(ii)  Cobbs Wharf Master Fund, L.P. (Cobbs Wharf)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Babson Capital Management LLC
470 Atlantic Avenue
Boston, MA   02210-2208

Cobbs Wharf Master Fund, L.P.
470 Atlantic Avenue
Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

See Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:
(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:
(a)AMOUNT BENEFICIALLY OWNED: Babson Capital Management LLC
(Babson Capital) in its capacity as investment adviser, may be deemed the beneficial owner of 534,200 shares of common stock of the Issuer which are owned by investment advisory client(s). This constitutes 3.39% of the shares outstanding based on 15,749,900 shares of common stock outstanding as reported in the Issuer's Form 8-K Report for the period ending December 31, 2009.

Cobbs Wharf Master Fund, L.P. no longer beneficially owns shares. Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership to which Babson Capital served as investment adviser, was liquidated and has ceased operations and the shares of Keithley Instruments, Inc. previously reported in the Schedule 13G amendment(2), were sold as part of the Fund's liquidation.



CUSIP No  487584104		   Page 5 of 8 Pages
----------------------------------------------------------------


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of securities check the following: [x]


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

N/A


ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10:  CERTIFICATION:
BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

Babson Capital Management LLC
Signature:  	// Melissa Lagrant //
Name/Title:  	   Melissa Lagrant
		   Managing Director

CUSIP No  487584104		   Page 6 of 8 Pages
______________________________________________________________

COBBS WHARF MASTER FUND, L.P.CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

		Cobbs Wharf Master Fund, L.P.
		By: Cobbs Wharf Management, LLC
		Its General Partner

	       	By: // Melissa Lagrant //
               	Name:  Melissa Lagrant
	       	Title: Managing Director



CUSIP No 487584104 		   Page 7 of 8 Pages
----------------------------------------------------------------
JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the amended Schedule 13G filed on or about this date and any future amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Keithly Instruments, Inc.
is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
SIGNATURE:


       	Date: February 12, 2010



	Babson Capital Management LLC
	_____________________________
	By: // Melissa Lagrant //
        Name:  Melissa Lagrant
	Title: Managing Director




	Date: February 12, 2010


	Cobbs Wharf Master Fund, L.P.
	_____________________________
	By: Cobbs Wharf Management, LLC
	Its General Partner

	By: // Melissa Lagrant //
        Name:  Melissa Lagrant
	Title: Managing Director



CUSIP No  487584104		   Page 8 of 8 Pages
----------------------------------------------------------------


February 12, 2010


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413



Re:	SCHEDULE 13G RELATING TO COMMON STOCK OF KEITHLEY INSTRUMENTS
        FOR THE YEAR ENDING DECEMBER 31, 2009



Dear Sir or Madam:

Babson Capital Management LLC and Cobbs Wharf Master Fund, L.P.
are filing today an amendment to the previously amended
Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect a change in reporting persons and a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of Babson Capital, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3731.

Sincerely,


// Melissa Lagrant //
   Melissa Lagrant
   Managing Director